U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                      Registration Statement on Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

                           BEAR LAKE RECREATION, INC.
                          ---------------------------
          (Name of Small Business Issuer as specified in its charter)



           NEVADA                                   87-0620495
           ------                                   ----------
(State or other jurisdiction of                (I.R.S. incorporation or
        organization)                              Employer I.D. No.)


                                66 Exchange Place
                           Salt Lake City, Utah 84111
                           ---------------------------
                     (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (801) 961-7333

Securities registered pursuant to Section 12(b) of the Exchange Act:

         None

Securities registered pursuant to Section 12(g) of the Exchange Act:

         $0.001 par value common stock
       -----------------------------
            Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: None.  See the Exhibit Index herein.

                                     PART I

Item 1.  Description of Business.

Business Development.

     Organization and Charter Amendments and General History

     Bear Lake Recreation, Inc. (the "Company") was organized under the laws of the State of Nevada on October 22, 1998. The Company was formed to engage in any lawful purpose.

     The Company's initial authorized capital consisted of 50,000,000 shares of $0.001 par value common voting stock. A total of 1,000,000 shares were issued at inception at a price of $0.001 per share. There are currently 1,374,200 shares currently issued and outstanding.

     A copy of the Company's Articles of Incorporation is attached as an exhibit to this Registration Statement on Form 10-SB. See Part III, Item 1.

     General History

     The Company's initial operations consisted of renting snowmobiles and all-terrain vehicles (ATV's). The Company had also planned on organizing snowmobile rental packages which would have included lodging at Ideal Beach Resort at Bear Lake, Utah. The Company has abandoned the snowmobile and ATV plans.

     On June 27, 2000, the Company entered into a licensing agreement with AlCORP, an Oregon limited liability company, to purchase the right to manufacture, use, market, and sell the "NetCaddy", a backpack style bag used to transport fishing gear. The Company is still pursuing these operations as outlined under the caption, "Managements Discussion and Analysis" hereinafter.

     Public Offering

     Pursuant to a Confidential Offering Memorandum dated November 15, 1998 to March 4, 1999, the Company conducted a public offering pursuant to Rule 504 of Regulation D of the Securities and Exchange Commission, for the sale of 45,000 shares of its one mill ($0.001) par value common stock at a price of $1.00 per share for gross proceeds of $45,000 cash. These securities were exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "1933 Act"), under Section 3(b) thereof and Rule 504 promulgated by the Securities and Exchange Commission as a part of Regulation D. The proceeds of this offering were exhausted in pursuit of the Company's initial operations of renting snowmobiles and all-terrain vehicles (ATV's). The Company had also planned on organizing snowmobile rental packages that would have included lodging at Ideal Beach Resort at Bear Lake, Utah. The Company abandoned the snowmobile and ATV plans.

     Sales of "unregistered" and "restricted" securities over the past three years

     In July and August 2000, the Company completed an offering pursuant to Rule 506 of Regulation D, for the sale of 329,200 shares of its one mill ($0.001) par value common stock at a price of $0.125 per share for gross proceeds of $41,150 cash consideration for the issuance. The Company utilized the funds for operations related to a licensing agreement, as entered into on June 27, 2000, with ALCORP, an Oregon limited liability company, to purchase rights to manufacture, use, market, and sell the NetCaddy, a backpack style bag used to transport fishing gear.

     On October 25, 1998, the Board of Directors authorized a stock issuance totaling 1,000,000 shares to Steven D. Moulton, formerly an officer of the Company, for cash consideration of $1,000.

     Changes in Control

     On or about October 28, 1999, Frank Gillen purchased 700,000 shares (or approximately 72% of the issued and outstanding shares) of the Company's common stock from Steve Moulton. In conjunction with the sale, Mr. Moulton resigned and appointed Mr. Gillen as a Director and President. Other than the aforementioned, there have been no changes in control. There are no present arrangements or pledges of our securities that may result in a change in control of Bear Lake Recreation. See the caption "Management's Discussion and Analysis".

     Business

     The Company is currently operating under the terms of the licensing agreement with ALCORP, which allows for the manufacturing, use, marketing and selling of the "NetCaddy" invention. See the caption, "Managements Discussion and Analysis".

                                  Risk Factors

EARLY STAGE OF DEVELOPMENT

     The Company was formed in October, 1998, and is at a very early stage of development. It is subject to all of the risks inherent in any new business. These risks include:

the need for substantial capital to support its development efforts;

the need to establish sales;

dependence upon a single product;

losses associated with start-up; and

competition.

LOSSES ASSOCIATED WITH START-UP

     The Company has not had a successful operating history. The Company abandoned its operations in Bear Lake and has not been profitable, to date, with the manufacturing and sale of the NetCaddy. The purchase of inventory and website development required large up front expenditures and working capital during the initial start-up period. The Company expects that its initial expenses will result in losses early in its development. It can not guarantee that it will become profitable after it completes its initial purchases. To date, the Company has not realized revenues sufficient to cover expenses. See Management's Discussion and Analysis or Plan of Operation.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS AND MARGINS; SEASONALITY OF BUSINESS

     The Company's operating results are likely to continue to fluctuate in the future as a result of a variety of factors, many of which will be outside the Company's control. Most of these matters will not apply to the Company until it has achieved a preliminary level of success in its operations, as to which there can be no assurance. Some of these factors may include material reduction or cancellation of the NetCaddy product or the loss of any major client that the Company may attract; the amount and timing of the receipt of any new products; timing of hiring or loss of any personnel; the amount and timing of the opening or closing of website e-commerce locations; introduction and acceptance of an additional products; the amount and the relative mix of any high-margin products as compared to lower margin products; capital expenditures and other costs relating to any expansion of operations; the level of demand for "Netcaddy"; the ability to maintain adequate staffing to service clients or vendors effectively; the cost of advertising and related media; the amount and timing of expenditures by consumers for leisure related products; the introduction of new products or services by competitors; pricing changes in the industry; economic conditions specific to internet security affecting sales from the Company's website; and general economic conditions. The Company may also experience seasonality in its business, resulting in diminished revenues as a consequence of decreased demand for fishing related products during winter months. Due to all of the foregoing factors, the Company's operating results in any given quarter may fall below expectations. In such an event, any future trading price of the Company's common stock would likely be materially and adversely affected.

EVOLVING BUSINESS MODEL

     The Company and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in a saturated and well established market such as the fishing accessory products business. Such risks for the Company include, but are not limited to, an evolving business model. To address these risks the Company must, among other things, develop strong business development and management activities, develop the strength and quality of its operations, maximize the quality of products at low cost of production, seek to establish brand name recognition for the NetCaddy, respond to competitive developments and attract, retain and motivate qualified vendors. There can be no assurance that the Company will be successful in meeting these challenges and addressing such risks; the failure to do so could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

RISKS RELATED TO FUTURE ACQUISITIONS, IF ANY

     A key component of the Company's growth strategy is expected to be the acquisition of firms that meet the Company's goals for strategic growth. The successful implementation of this strategy will depend on the Company's ability to identify suitable acquisition candidates, acquire such companies on acceptable terms and integrate their operations successfully with those of the Company. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates or that the Company will be able to acquire such candidates on acceptable terms. Moreover, in pursuing acquisition opportunities the Company may compete with other companies with similar growth strategies, certain of which competitors may be larger and have greater financial and other resources than the Company. Competition for these acquisition targets may also result in increased prices of acquisition targets and a diminished pool of companies available for acquisition. Acquisitions also involve a number of other risks, including adverse effects on the Company's reporting operating results from increases in goodwill amortization, acquired in-process technology, stock compensation expense resulting from newly hired employees, the diversion of management attention, potential disputes with the sellers of one or more acquired entities and the possible failure to retain key acquired personnel. Lack of client satisfaction or performance problems with an acquired firm could also have a material adverse impact on the reputation of the Company as a whole, and any acquired subsidiary could significantly under perform relative to the Company's expectations. For all of these reasons, the Company's pursuit of an overall acquisition strategy or any individual pending or future acquisition may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Management expects that, for the foreseeable future, shares of the Company's common stock will be the sole consideration for any such acquisition. As the Company issues stock to complete any future acquisition, existing shareholders will experience ownership dilution.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

     Depending upon the Company's ability to sell current inventory, the Company currently anticipates that its available cash resources will be sufficient to meet its presently anticipated working capital and capital expenditure requirements for the next fiscal year. However, the Company may need to raise additional funds in order to support any expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or product licensing or take advantage of unanticipated opportunities. The Company's future liquidity and capital requirements will depend upon numerous factors, including the success of its current product and competing technological and market developments. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to the Company, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants, which may limit the Company's operating flexibility with respect to certain business matters. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution in net book value per share, and such equity securities may have rights, preferences or privileges senior to those of the holder of the Company's common stock. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

FRANK GILLEN CONTROLS THE COMPANY

     Frank Gillen beneficially owns approximately 51.4% of its outstanding common stock. As a result, Mr. Gillen will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.

NO INTENTION TO PAY DIVIDENDS

     The Company does not expect to pay dividends on its common stock in the foreseeable future. Future dividends, if any, will depend upon the Company's earnings, if any.

     Lack of Profitability Resulting From NetCaddy Licensing Agreement.

     On June 27, 2000, the Company entered into a licensing agreement with ALCORP, an Oregon limited liability company, to purchase rights to manufacture, use, market, and sell the Net Caddy, a backpack style bag used to transport fishing gear. As a result of operations under the licensing agreement the Company has produced approximately $1,146 and $200 in sales revenue for the year ended June 30, 2001 and six months ended June 30, 2001, respectively. Losses from operations for the same periods were $23,237 and $7,596. The Company can make no guarantees that sales revenue will increase or that our operations will ever be profitable. See the caption, "Results of Operations".

         Auditor's 'Going Concern' Opinion.
         ---------------------------------

     The Independent Auditor's Report issued in connection with the audited financial statements of the Company for the calendar years ended June 30, 2001, and 2000, expresses "The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. The
Company will be expanding its marketing efforts in association with the manufacturing, marketing and selling of the Net Caddy. In the interim, management is committed to covering all operating and other costs until sufficient revenues are generated." See the Index to Financial Statements, Part F/S of this Registration Statement.

         Management to Devote Insignificant Time to Activities of the Company.

     Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of time commitments, as well as the fact that the Company has limited revenue producing operations, the members of management currently devote approximately 5 to 10 hours a week to the activities of the Company. If the Company identifies a suitable acquisition target management will need to devote more time than what is required by current operations.

         No Market for Common Stock; No Market for Shares.

     The Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD and to seek a broker-dealer to act as market maker for its securities (without the use of any consultant), there is currently no market for such shares, there have been no discussions with any broker-dealer or any other person in this regard, and no market maker has been identified; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. All outstanding securities of the Company have satisfied the "holding" period requirements of Rule 144. See
Part II, Item 4, and Part III, Item 1.

THE COMPANY'S SECURITIES WILL BE PENNY STOCK

     There has never been an "established public market" for the Company's common stock. Depending upon the Company's result of operations or the completion of an acquisition transaction, if at all, it may attempt to qualify for quotation on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

     If the Company is able to obtain quotations on the OTCBB, we expect that its common stock will be penny stock as defined in Rule 3a51-1 of the Commission. This designation may adversely affect the development of any public market for the Company's shares of common stock or, if such a market develops, its continuation. Broker-dealers are required to personally determine whether an investment in penny stock is suitable for customers.

     Penny stocks are securities (i) with a price of less than five dollars per share; (ii) that are not traded on a recognized national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the 1934 Act, and Rule 15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be penny stock.

     Rule 15g-9 of the Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for the Company's stockholders to resell their shares to third parties or to otherwise dispose of them.

The Company Will Seek Out Business Opportunities.

     Due to the limited scope of current operations, management will continue to seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also be inclined to bring a company to the public market through a "reverse" reorganization or merger.

     In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business which the Company may acquire. To the extent that the Company may acquire a business in a high-risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock.

Principal Products and Services

     The Company currently has one product; the "NetCaddy". The "NetCaddy" is being marketed as a patented backpack style fishing accessory package that contains a medium size net and two tackle boxes for $49.95. Approximately 500 initial units have been produced.

     All accessories that accompany the backpack have been purchased from an independent manufacturer for the purposes of resale. The Company estimates that all items, excluding the backpack, add an additional $6 to $8 to the total cost of goods sold.

     The Company's initial product run for the backpack consisted of a one time contract with Jack Nadel, Inc. of Salt Lake City for the purchase of raw materials and construction. Jack Nadel facilitated the purchase of fabric from Earth Ray of Walla Walla, Washington at a cost of approximately $4.95 per backpack. Additional cost of goods sold include the sewing, as completed by Jack Nadel, Inc., at a cost $10.15 per backpack.

Recent Public Announcements

     None; not applicable.

Distribution Methods of the Products or Services

     The Company has utilized two primary communication mediums to reach potential consumers; primarily relying on ecommerce sales through the Company's website "smarttackle.com" and through infomercials. The Company's website is hosted under the URL of "SmartTackle.com", which is owned by Shane Alcorn, a party to the ALCORP licensing agreement, which is attached hereto as an exhibit. Use of this URL is provided at no charge and the Company retains all rights and ownership of the website development. Management believes that changing URL's would have minimal effect on the Company's sales.

     DigitalRanch, a Salt Lake City based web-site designed, developed the Company's website at "smarttackle.com" which has a fully functional ecommerce component allowing for online purchases as well as being easily expandable for future product development. The Company incurred initial website development costs of $10,309, which have been subsequently depreciated by $3,150.

     Cascade Mediaworks, of Portland Oregon, directed and produced a 1:00 minute TV spot production designed to run as an infomercial. The infomercial aired for five consecutive weeks during November and December of 2000 as an advertising spot during Fly Fish Television magazine on The Outdoor Channel. The Company did not see any direct increase in sales as a benefit from the television spot. Management does not believe that it will pursue future infomercial productions unless the Company is able to obtain airtime on a well established infomercial station such as QVC.

     Other than the aforementioned, the only other advertising or distribution expenses incurred by the Company have been for professionally designed brochures. To date, the brochures have only been distributed with products that have been sold, intended to facilitate additional orders from repeat customers.

     The Company believes that if sales volume does not improve, it would be able to liquidate inventory on any one of number of popular auction websites. Management cannot guarantee that it will be able to obtain sufficient revenue from the liquidation of inventory to remain as a going concern. However, management will continue to explore additional products to replace the NetCaddy.

     The Company does not currently have sufficient funds to properly budget for future advertising. It is likely that any capital expenditures that allow the Company to advertise would have to be loaned from principals, who currently have no such intentions. There can be no assurance that the Company will receive sufficient operating revenues to allow for an advertising budget in the future; if it is not successful in this regard, the Company may be unable to attract a sufficient number of new customers to allow its business to continue. The Company currently has no plans to raise additional capital for advertising or any additional marketing of the NetCaddy.

Competitive Business Conditions

     The fishing accessory and device industry is highly competitive. Many of the Company's existing and potential competitors have financial, personnel, marketing and other resources significantly greater than those of the Company, as well as other competitive advantages including customer bases. A few of the Company's competitors are, as follows; "www.tackleman.com", "www.harrisangling.co.uk", "www.creekcompany.com". Management believes that the biggest competitive advantage that these competitors have is there ability to offer a larger range of products and represent well known brand names.

Sources and Availability of Raw Materials and Names of Principal Suppliers.

     See the caption "Principal Products and Services".

Dependence on One or a Few Major Customers.

     None; the Company has not established one or even a few customers that account for any substantial amount of sales. Currently, the Company has only been able to obtain individual unit sales for the Netcaddy which is not intended to generate recurring consumer purchases as it is a durable product.

Patents, Trademarks, Licenses, Franchisees, Concessions, Royalty Payments or Labor Contracts

     On June 27, 2000, the Company entered into a licensing agreement with ALCORP, an Oregon Limited Liability Corporation, allowing the Company to co-manufacture, co-market, and sell the NetCaddy. Shane Alcorn is the owner of ALCORP, the holder of United States Patent No. 6,036,067, defined as "CARRIER FOR FISH LANDING NET" and referred to herein as the "NetCaddy", dated March 14, 2000. Mr. Alcorn, through ALCORP, has remained involved in all manufacturing and marketing of the NetCaddy as well as being listed on the Company's website to answer customer questions.

     The general provisions of the agreement are set forth hereafter. For an entire copy of the Licensing Agreement see the exhibit index.

               The Licensing agreement called for the initial payment of $5,000 and 5,000 shares of the Company's common stock. These shares have not been issued as of the date of this Registration Statement.

               Royalties; 75 percent of the EBITDA based on or using the Invention, Information or Patents. The Company has not entered into any sublicense agreements, nor do they anticipate any such agreements.

               Investment; The Company was required to have liquid assets of no-less-than $40,000 to effect this agreement.

               Term; The Agreement and the rights and licenses granted are effective for five years from June 27, 2000, subject to the following:

               o Once the Company has realized EBITDA of $60,000 based on or using the Invention, ALCORP may terminate the agreement for $5,000.

               o If ALCORP executes this option, the Company will receive royalties from ALCORP equal to 15 percent of EBITDA for a period of two years.

               o The Company may at any time, upon six months' written notice to ALCORP, terminate the Agreement.

Need for Government Approval of Principal Products or Services

     Because the Company currently produces only one product, the Netcaddy, which is mainly comprised of OEM manufactured components, whereas management does not believe the Company is presently subject to any governmental regulation in this regard. The only such agreement was fulfilled with the initial delivery of 500 units and no other manufacturing agreements have been entered into, However, in the event that the Company engages in a merger or acquisition transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

     Upon the effective date of this Registration Statement, the Company will become subject to Regulation 14A promulgated by the Securities and Exchange Commission under the 1934 Act. Section 14(a) of the 1934 Act requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent shall require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders. See the Risk Factor "Government Regulation and Legal Uncertainties."

Effect of Existing or Probable Governmental Regulations on Business.

     Other than maintaining current tax filings with the Internal Revenue Service and State Tax Agencies; keeping in good standing in the State of Nevada; complying with applicable local business licensing requirements; preparing its periodic reports under the Securities Exchange Act of 1934, as amended (the 1934
Act); and complying with other applicable securities laws, rules and regulations as set forth above, the Company does not believe that existing or probable governmental regulations will have a material effect on its operations.

     The integrated disclosure system for small business issuers adopted by the Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

Research and Development

     Although  the  fishing  industry  relies  on  technological   advancements,
management does not believe that the Company's proposed operations will require research and development in the traditional sense.

Number of Employees

     Other than its President, Frank Gillen, the Company currently has no employees. Mr. Gillen is responsible for all of the Company's proposed operations for the foreseeable future. The Company will hire a marketing representative to increase a network of vendors if necessary and if it is able to pay the required wage or salary from operating revenues.

     Mr. Gillen will work without any salary until the Company has proven that it can obtain sufficient operating revenues to stay in business. In this regard, Mr. Gillen estimates that the Company would have to receive revenues of at least $125,000 to $150,000 per year. At that time, Mr. Gillen would begin to take compensation that is consistent with the Company's operating revenues. See the caption "Executive Compensation."

     Mr. Alcorn, who is listed as a customer contact on the Company's website, is not deemed to be an employee of the Company. Mr. Alcorn's involvement with the Company is limited to the provisions of the Licensing Agreement, as attached hereto as an exhibit.

Cost and Effects of Compliance with Environmental Laws.

     None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operations.

     The Company is a development stage company. Management believes that in light of the large increase in the number of small and medium-sized companies that will become connected to the internet, the size of the potential market for goods and services on the internet will continue to increase rapidly.
Accordingly, the volume of business available to those who can provide well-prepared web pages and related services will also increase rapidly over the next several years.

     The Company plans to continue providing fulfillment of web based sales, placed through the Company's website, until such time as accumulated inventory has been significantly reduced. Currently, all sales are derived from the internet. As of the date of this Registration Statement the Company's inventory of the NetCaddy is approximately 470 units, which are being stored by Mr. Alcorn at no expense to the Company. Once inventory has been reduced, the Company may consider other product lines that may have greater market appeal. Management believes that the NetCaddy remains a viable product but additional products may be easier for the Company to bring to market. No products are currently being considered. In addition, the Company hopes to expand its operations by acquiring, joint venturing or merging with other retail product providers, not necessarily within the same industry, in exchange for the issuance of shares of its common stock. As of the date of this Registration Statement, the Company has not entered into any agreements in this regard, and there is no assurance that the Company will be successful in entering into a transaction with any such entity.

     During the next 12 months, management does not plan to spend any funds in advertising expenses. Other than maintaining the website, the only method of advertising being considered by management is to post the NetCaddy on an auction service such as E-bay or similar service. To date, no action has been taken to engage an auction type service. See the heading Liquidity of this caption.

     The foregoing contains forward-looking statements and information, all of which is modified by reference to the caption Risk Factors.

Plan of Operation.

     The Company's plan of operation for the next 12 months is to continue to seek potential buyers to reduce the current levels of inventory along with considering new products and the possible acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

     Management does not believe that further inventory of the NetCaddy will be purchased unless sales volume is substantial increased. With the exception of fulfilling customer orders derived from the Company's website; over the next 12 months, the Company's only foreseeable cash requirements will relate to the payment of expenses associated with reviewing or investigating any potential product development or business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture. No advance or loan from any affiliate will be required to be repaid as a condition to any agreement with future acquisition partners.

Results of Operations.

     At inception, the Company issued 1,000,000 unregistered and restricted shares of its common stock to Steven Moulton in consideration of $1,000. On or about March 4, 1999, the Company conducted a public offering pursuant to Rule 504 of Regulation D, for the sale of 45,000 shares of its one mill ($0.001) par value common stock at a price of $1.00 per share for gross proceeds of $45,000 cash consideration for the issuance. The proceeds of this offering were exhausted in pursuit of the Company's initial operations of renting snowmobiles and all-terrain vehicles (ATV's). The Company had also planned on organizing snowmobile rental packages that would have included lodging at Ideal Beach Resort at Bear Lake, Utah. The Company abandoned the snowmobile and ATV plans.

     In July and August 2000, the Company completed an offering pursuant to Rule 506 of Regulation D, for the sale of 329,200 shares of its one mill ($0.001) par value common stock at a price of $0.125 per share for gross proceeds of $41,150 cash consideration for the issuance. The Company has utilized the funds for operations related to a licensing agreement, as entered into, on June 27, 2000, with ALCORP, an Oregon limited liability company, to purchase rights to manufacture, use, market, and sell the NetCaddy, a backpack style bag used to transport fishing gear. See the heading Distribution Methods of the Products or Services of the caption Description of Business.

     The Company incurred losses of ($7,596) and had total sales of $200, for the six month period ended December 31, 2001. Primarily all of these expenses were accounting fees and depreciation expense of $1,718.

     The Company incurred losses of ($32,303) for the year ended June 30, 2001; and ($6,828) for the year ended June 30, 2000. Primarily all of these expenses were incurred for purchasing inventory, loss of disposal of equipment relating to former snowmobile operations and website development.

Liquidity.

     As of December 31, 2001, the Company had cash on hand of $2,577. The Company's cash on hand will not be sufficient to conduct operations greater than the sustainment of the Company's website. Currently, the Company has no plans to raise additional capital other than through loans from management. The Company has had only limited operations and it can provide no assurance that it will be successful in this regard.

Item 3. Description of Property.

     Aside from current inventory, valued at approximately $11,981, the Company has no substantial property. Inventory is currently stored by Mr. Alcorn at no expense to the Company. The business address is the office address of its President, Frank Gillen, and is provided rent-free. The Company has free access to Mr. Gillen's telephone system. Depending on its growth, the Company may find it necessary to acquire an office and telephone system of its own, but management does not believe that this will be necessary in the near future.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners.

     The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of February 1, 2002, to wit:

                                                Number of Shares      Percentage
Name and Address                                Beneficially Owned     of Class
----------------                                ------------------     --------

Frank Gillen ................................            700,000          51.4%
66 Exchange Place
Salt Lake City, UT 84111

Steven D. Moulton ...........................            250,000          18.2%
1140 Westmont Suite #300
Houston, Texas 77015


TOTALS: .....................................          1,000,000         72.77%

Security Ownership of Management.

     The following table sets forth the share holdings of the Company's director and executive officer as of December 31, 2001 to wit:

                                              Number of Shares
                                              Beneficially Owned   Percentage of
Name and Address                              as of 12/31/01          of Class
----------------                              ------------------   -------------

Frank Gillen .................................        700,000             51.4%
66 Exchange Place
Salt Lake City, UT 84111

TOTALS .......................................        700,000             51.4%


Changes in Control.

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Identification of Directors and Executive Officers.

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------

Frank Gillen           President,      10/99          *
                       Director

          * These persons presently serve in the capacities indicated.

Business Experience.

     Frank Gillen, age 31, is a registered representative with Arizona Capital Group, a NASD broker dealer. Mr. Gillen joined Arizona Capital in 2001. Mr. Gillen was the president of Maven Strategic Partners, Inc. in Salt Lake City, Utah from March 1999 until November 2000. Maven Strategic Partners, Inc. is a business consulting firm. Prior to forming Maven Strategic Partners, Inc., Mr. Gillen was employed by Alpine Securities Corporation in Salt Lake City, Utah as a registered representative. While at Alpine Securities Corporation, Mr. Gillen was involved in several private and public placements and underwritings for companies. Mr. Gillen also acted as one of Alpine Securities Corporation's designated traders and covered market making activities for several public companies.

Significant Employees.

     The Company has no employees who are not executive officers.

Family Relationships.

     Frank Gillen, the Company's President and sole director is the brother of Shane Alcorn, the manager of ALCORP, LLC.

Involvement in Certain Legal Proceedings.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

               (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

               (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

               (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

               (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:


                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)    (g)     (h)   (i)

                                                Secur-
                                                ities        All
Name and   Year or               Other   Rest-  Under-  LTIP Other
Principal  Period   Salary Bonus Annual  ricted lying   Pay- Comp-
Position   Ended      ($)   ($)  Compen- Stock  Options outs ensat'n
-----------------------------------------------------------------

Gillen
Frank,
President, 6/30/00      0    0     0       0      0     0     0
Director   6/30/01      0    0     0       0      0     0     0
           6/30/02      0    0     0       0      0     0     0


     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ended June 30, 2001 or 2000, or the period ended December 31, 2001. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment  Contracts  and  Termination  of  Employment  and   Change-in-Control
Arrangements.

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his resignation, retirement or other termination of employment with the Company, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company and any director, executive officer, five percent stockholder or associate.

Item 8.  Description of Securities.

     The Company has one class of securities authorized, consisting of 50,000,000 shares of $0.001 par value common voting stock. There are currently 1,374,200 shares issued and outstanding. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

No Outstanding Options, Warrants or Calls

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

No Provisions Limiting Change of Control

     There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

                                     PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------

Market Information.

     There has never been any established public market for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the NASD. No assurance can be given that any market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of restricted securities (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by Messrs. Gillen and Moulton or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Information about the date when Messrs. Gillen and Moulton's holding period of restricted securities commenced can be found under the caption Recent Sales of Unregistered Securities.

     A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission); limitations on the volume of restricted securities which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144.

Holders.

     The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 62.

Dividends.

     The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.

     The Company is not a party to any pending legal proceeding and, to the knowledge of management; no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

     The Company's principal independent accountant has changed from Thurman Shaw of Bountiful, Utah, who audited the Company's financial statenents for the year ended June 30, 2000, to Hansen Barnett and Maxwell of Salt Lake City, Utah.

     This change was a result of Thurman Shaw's election to discontinue SEC auditing. There were no disagreements between the Company and the previous auditor.

Item 4. Recent Sales of Unregistered Securities.

     Common Stock
     ------------
                                          Date        Number of      Aggregate
     Name                               Acquired       Shares      Consideration
     ----                               --------      ---------    -------------

Steve Moulton ................        10/25/98        1,000,000     $   1,000

Purchasers under .............        3/4/99             45,000     $  45,000
Rule 504 offering

Purchasers under .............        8/4/00            329,200     $  41,150
Rule 506 offering

Item 5.  Indemnification of Directors and Officers.

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

     Section 78.751 (4) of the NRS limits  indemnification under Sections 78.751
(1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his corporate role.

                                    PART F/S

                          Index to Financial Statements
                     Report of Certified Public Accountants

Financial Statements
--------------------


                           BEAR LAKE RECREATION, INC.
                          (A Development Stage Company)









               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                       AND
                              FINANCIAL STATEMENTS









                             June 30, 2001 and 2000


                            HANSEN, BARNETT & MAXWELL
                           A Professional Corporation
                          CERTIFIED PUBLIC ACCOUNTANTS
                                        3

                           BEAR LAKE RECREATION, INC.
                          (A Development Stage Company)


                                TABLE OF CONTENTS


                                                                           Page

Report of Independent Certified Public Accountants .........................F-1

Report of Thurman Shaw & Co., L.C., Independent Auditors....................F-2

Balance Sheets - December 31, 2001 (Unaudited), June 30, 2001
  and 2000..................................................................F-3

Statements of Operations for the Six Months Ended December 31, 2001
 (Unaudited), the Years Ended June 30, 2001 and 2000, and for the
 Cumulative Period October 22, 1998 (Date of Inception) through
 December 31, 2001 (Unaudited)..............................................F-4

Statements of Stockholders' Equity for the Cumulative Period October
 22, 1998  (Date of Inception) through June 30, 1999, for the Years
 Ended June 30, 2000 and 2001, and for the Six Months Ended
 December 31, 2001 (Unaudited).............................................F-5

Statements of Cash Flows for the Six Months Ended December 31, 2001
 (Unadited), the Years Ended June 30, 2001 and 2000, and for the
 Cumulative Period October 22, 1998 (Date of Inception) through
 December 31, 2001 (Unaudited)..............................................F-6

Notes to Financial Statements...............................................F-7

HANSEN, BARNETT & MAXWELL                                 (801) 532-2200
A Professional Corporation                              Fax (801) 532-7944
CERTIFIED PUBLIC ACCOUNTANTS                        5 Triad Center, Suite 750
                                                 Salt Lake City, Utah 84180-1128
                                                          www.hbmcpas.com


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Bear Lake Recreation, Inc.

We have audited the accompanying balance sheet of Bear Lake Recreation, Inc. (a development stage company) as of June 30, 2001, and the related statements of operations, stockholders' equity and cash flows for the year then ended and for the cumulative period from October 22, 1998 (date of inception) through June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Bear Lake Recreation, Inc. for the period from October 22, 1998 (date of inception) through June 30, 2000. Such statements are included in the cumulative totals for the period from October 22, 1998 (date of inception) through June 30, 2000 of the statements of operations, stockholders' equity, and cash flows and reflect 73 percent of the related cumulative net loss. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts for the period from inception to June 30, 2000 included in the cumulative totals, is based solely upon the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Bear Lake Recreation, Inc. (a development stage company) as of June 30, 2001, and the results of its operations and its cash flows for the year then ended and for the cumulative period from October 22, 1998 (date of inception) through June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage enterprise, has not earned any revenue, has suffered losses from operation and has had negative cash flows from operating activities during the year ended June 30, 2001 and during the period from October 22, 1998 (date of inception) through June 30, 2001. At June 30, 2001, the Company has a working capital deficiency and a capital deficiency. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                   HANSEN, BARNETT & MAXWELL
Salt Lake City, Utah
October 3, 2001

                        Member of AICPA Division of Firms
                                 Member of SECPS
                                       F-1

THURMAN SHAW & CO., L.C.
--------------------------------------------------------------------------------

Certified Public Accountants                                    James K. Thurman
                                                                 Jeffrey L. Shaw
                                                                  Justin R. Shaw


                                 INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Bear Lake Recreation, Inc.
Salt Lake City, Utah

We have audited the statement of financial position of Bear Lake Recreation, Inc. (a development stage company) as of June 30, 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and cumulative for the period October 22, 1998 (date of inception) through June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Bear Lake Recreation, Inc. from inception through June 30, 1999 (not presented herein), were audited by another auditor whose report, dated September 24, 1999, expressed an unqualified opinion on those statements. Our opinion, in so far as it relates to the cumulative amounts for the period from inception through June 30, 1999, is based solely on the report of the other auditor.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditor, the financial statements referred to above present fairly, in all material respects, the financial position of Bear Lake Recreation, Inc. (a development stage company) as of June 30, 2000, and the results of its operations, changes in stockholders' equity and cash flows for the year then ended and cumulative from October 22, 1998 (date of inception) through June 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating revenues to date which together raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                   THURMAN SHAW & CO., L.C.

Bountiful, Utah
September 28, 2000




                                     BEAR LAKE RECREATION, INC.
                                    (A Development Stage Company)
                                           BALANCE SHEETS



                                                          December 31,   June 30,   June 30,
                                                             2001          2001       2000
                                                          (Unaudited)
                                     ASSETS
Current Assets
    Cash................................................... $ 2,577    $     55    $  6,900
    Inventory .............................................  11,981      11,981        --
    Loan to stockholder ...................................    --         4,900       1,000
                                                              -----       -----       -----
        Total Current Assets ..............................  14,558      16,936       7,900
                                                            -------      ------       -----

Property and Equipment
    Snowmobiles ...........................................    --          --        12,433
    Less: Accumulated depreciation ........................    --          --        (3,367)
                                                                         ------      ------
        Net Property and Equipment ........................    --          --         9,066
                                                            -------      ------      ------

Other Assets
    Website development ...................................  10,309      10,309        --
    Less: Accumulated depreciation ........................  (3,150)     (1,432)       --
                                                             ------      ------      ------

Total Assets............................................... $21,717    $ 25,813    $ 16,966
                                                            =======    ========    ========


                                LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities.........................................$ 3,500    $   --      $   --

Stockholders' Equity
    Common stock, $0.001 par value; 50,000,000
      shares authorized; 1,374,200 and 1,045,000 shares
         issued and outstanding, respectively ............... 1,374       1,374       1,045
    Additional paid-in capital ..............................79,704      79,704      38,883
    Deficit accumulated during the development stage .......(62,861)    (55,265)    (22,962)
                                                            -------     -------     -------
        Total Stockholders' Equity ......................... 18,217      25,813      16,966
                                                             ------      ------      ------

Total Liabilities and Stockholders' Equity..................$21,717    $ 25,813    $ 16,966
                                                            =======    ========    ========


   The accompanying notes are an integral part of these financial statements.


                                       BEAR LAKE RECREATION, INC.
                                      (A Development Stage Company)
                                        STATEMENTS OF OPERATIONS


                                                                                Cumulative for the Period
                                      Six Months                                     October 22, 1998
                                           Ended         For the Years Ended  (Date of Inception) Through
                                     December 31,            June 30,           December 31,     June 30,
                                            2001   June 30, 2001  June 30, 2000       2001          2001
                                            ----   -------------  -------------       ----          ----
                                      (Unaudited)                                 (Unaudited)

Sales  ..............................$       200   $      1,146   $        -    $    1,346   $     1,146

Cost of Sales........................         -             571            -           571           571
                                             ---            ---          ----          ---           ---

    Gross Profit ....................        200            575            -           775           575
                                             ---            ---          ----          ---           ---

Operating Expenses
    General and administrative.......      6,078         22,380         4,756       48,053        41,975
    Depreciation and amortization....      1,718          1,432         2,072        6,517         4,799
                                           -----          -----         -----        -----         -----

       Total Operating Expenses......      7,796         23,812         6,828       54,570        46,774
                                           -----         ------         -----       ------        ------

Loss from Operations.................     (7,596)       (23,237)       (6,828)     (53,795)      (46,199)

Nonoperating Expenses
       Loss on sale of assets........         -          (9,066)           -        (9,066)       (9,066)
                                          ------         ------        ------       ------        ------

       Net Nonoperating Expenses ....         -          (9,066)           -        (9,066)       (9,066)
                                          ------         ------        ------       ------        ------

Net Loss.............................$    (7,596)  $    (32,303)  $    (6,828)  $  (62,861)  $   (55,265)
                                     ===========   ============   ===========   ==========   ===========

Basic and Diluted Loss Per Share ....$     (0.01)  $      (0.02)  $     (0.01)
                                     ===========   ============   ===========

Weighted Average Shares
   Outstanding.......................  1,374,200      1,355,577     1,045,000
                                       =========      =========     =========



   The accompanying notes are an integral part of these financial statements.




                           BEAR LAKE RECREATION, INC.
                          (A Development Stage Company)
                       STATEMENTS OF STOCKHOLDERS' EQUITY




                                                                        Accumulated
                                                                            Deficit
                                          Common Stock      Additional   During the           Total
                                       Number                 Paid-in   Development    Stockholders'
                                    of Shares       Amount    Capital         Stage          Equity
Balance - October 22, 1998
  (Date of Inception)..............        -    $       -   $      -    $        -     $         -

Stock issued for cash:
   October 1998 - $.001 per share.. 1,000,000        1,000         -             -            1,000
   March 1999 - $1.00 per share....    45,000           45     44,955            -           45,000
   Stock offering costs............        -            -      (6,072)           -           (6,072)
   Net loss from October 22, 1998
     through June 30, 1999.........        -            -          -        (16,134)        (16,134)
                                      -------      -------    --------       -------         -------

Balance - June 30, 1999............ 1,045,000        1,045     38,883       (16,134)         23,794

Net loss for the period............        -            -          -         (6,828)         (6,828)
                                    ---------       ------    --------       ------          ------

Balance - June 30, 2000............ 1,045,000        1,045     38,883       (22,962)         16,966

Stock issued for cash:
   July 2000 - $0.125 per share....   259,200          259     32,141            -           32,400
   August 2000 - $0.125 per share..    70,000           70      8,680            -            8,750

Net loss for the period............        -            -          -        (32,303)        (32,303)
                                     --------        ------   --------       -------         -------

Balance - June 30, 2001............ 1,374,200        1,374     79,704       (55,265)         25,813

Net loss for six months ended
   December 31, 2001 (unaudited)...        -            -          -         (7,596)         (7,596)
                                     --------        ------   --------       ------          ------

Balance - December 31, 2001
   (Unaudited)..................... 1,374,200   $    1,374  $  79,704   $   (62,861)   $     18,217




   The accompanying notes are an integral part of these financial statements.



                           BEAR LAKE RECREATION, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS



                                                                                Cumulative for the Period
                                      Six Months                                     October 22, 1998
                                           Ended        For the Years Ended    (Date of Inception) Through
                                     December 31,           June 30,            December 31,      June 30,
                                            2001   June 30, 2001  June 30, 2000        2001          2001
                                      (Unaudited)                               (Unaudited)

Cash Flows From Operating Activities
   Net loss..........................$    (7,596)  $    (32,303)  $    (6,828)  $  (62,861)  $   (55,265)
   Adjustments to reconcile net loss to
      net cash used by operating activities:
      Depreciation and amortization..      1,718          1,432         2,072        6,517         4,799
      Loss on disposal of equipment..         -           9,066            -         9,066         9,066
      Write off of related party receivable   -           1,000            -         1,000         1,000
   Change in current assets and liabilities:
      Accounts Receivable............         -          (4,900)           -        (4,900)       (4,900)
      Inventory......................         -         (11,981)           -       (11,981)      (11,981)
      Accounts Payable...............      3,500              -         (2,135)      3,500             -
                                           -----         ------         ------       -----        ------

         Net Cash Used by Operating
           Activities................     (2,378)       (37,686)       (6,891)     (59,659)      (57,281)
                                          ------        -------        ------      -------       -------

Cash Flows From Investing Activities
   Purchase of property equipment....         -              -             -       (12,433)      (12,433)
   Website development costs.........         -         (10,309)           -       (10,309)      (10,309)
                                          ------        -------        -------     -------       -------

         Net Cash Used by Investing
           Activities................         -         (10,309)           -       (22,742)      (22,742)
                                          ------        -------        -------     -------       -------

Cash Flows From Financing Activities
   Stock offering costs..............         -              -             -        (6,072)       (6,072)
   Related-party receivable..........      4,900             -             -         3,900        (1,000)
   Proceeds from issuance of
      common stock...................         -          41,150            -        87,150        87,150
                                         -------         ------       -------       ------        ------

      Net Cash Provided by Financing
        Activities...................      4,900         41,150            -        84,978        80,078
                                           -----         ------       -------       ------        ------

Net Increase (Decrease) in Cash......      2,522         (6,845)       (6,891)       2,577            55

Cash at Beginning of Period..........         55          6,900        13,791           -             -
                                              --          -----        ------       ------        ------

Cash at End of Period................$     2,577   $         55   $     6,900   $    2,577   $        55
                                     ===========   ============   ===========   ==========   ===========





   The accompanying notes are an integral part of these financial statements.

                       BEAR LAKE RECREATION, INC. COMPANY
                              (A Development Stage)
                          Notes to Financial Statements


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated under the laws of the State of Nevada on October 22, 1998, to engage in any lawful purpose.

The Company was seeking to rent out snowmobiles and all-terrain vehicles (ATV's). The Company had also planned on organizing snowmobile rental packages which would have included lodging at a Beach Resort at Bear Lake, Utah. The Company has abandoned the snowmobile and ATV plans.

On June 27, 2000, the Company entered into a licenses agreement with Alcorp, a Utah limited liability company, to purchase rights to manufacture, use, market, and sell the Net Caddy, a backpack style bag used to transport fishing gear. The agreement calls for an initial $5,000 payment for royalties and a percentage of the earnings from the sale of the product that also constitutes royalties. The $5,000 expense was paid on August 4, 2000.

Basic and Diluted Loss Per Share - The Company has adopted Statement of Financial Standards ("SFAS") No. 128, Earnings Per Share. Statement No. 128 revised the manner in which loss per share is calculated. Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated to give effect to stock options. There were no stock options outstanding as of December 31, 2001, June 30, 2001 or June 30, 2000. Therefore, basic and diluted loss per share is the same.

Development Stage Enterprise - Since inception, the Company has spend most of its efforts in developing and marketing the snowmobile and ATV rental business. Currently, the Company is marketing the Net Caddy however, it has not yet had sales sufficient to sustain operations and has relied upon financing from shareholders and occasional issuance of its common stock. Therefore, the Company is considered to be in the development stage.

Cash and Cash Equivalents - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes - The Company recognizes the amount of income taxes payable or refundable for the current year and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement amounts of certain assets and liabilities and their respective tax bases. Deferred tax assets and deferred liabilities are measured using enacted tax rates expected to apply to taxable income in the years those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance to the extent that uncertainty exists as to whether the deferred tax assets will ultimately be realized.

Inventories - Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out (FIFO) method.

Advertising Costs - Advertising costs are expensed when incurred. Advertising expense was $0, $5,100 and $0 for the six months ended December 31, 2001 (unaudited) and for the years ended June 30, 2001 and 2000, respectively.

                       BEAR LAKE RECREATION, INC. COMPANY
                              (A Development Stage)
                          Notes to Financial Statements

Property and Equipment - Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of six years. The Company has stopped depreciating the snowmobiles since they have pursued other operations. Depreciation expense was $2,072 for the year ended June 30, 2000.

Website Development - The Company has developed a website for the purpose of marketing and selling its Net Caddy. The costs associated with the development of the website have been capitalized and are being amortized over an estimated useful life of 3 years on a straight-line basis.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United States applicable to a going concern which contemplate the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company will be expanding its marketing efforts in association with the manufacturing, marketing and selling of the Net Caddy. In the interim, management is committed to covering all operating and other costs until sufficient revenues are generated.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended June 30, 2000, the Company advanced its president funds. At June 30, 2000, balance showing was $1,000. During the year ended June 30, 2001, the president left the Company and new management felt that the amount due would be uncollectible and accordingly wrote the balance off to bad debt expense.

During the year ended June 30, 2001, the Company and the new president engaged in loans to one another. At June 30, 2001, the net amount of these loans was $4,900 due to the Company. The amount is unsecured, non- interest bearing and due upon demand.

NOTE 4 - PROPERTY AND EQUIPMENT

During July 2000, the Company disposed of its snowmobiles. The snowmobiles had a net book value of $9,066. The Company received no proceeds upon disposal and accordingly recorded a loss of $9,066.

NOTE 5 - STOCK TRANSACTIONS

On October 25, 1998, the Board of Directors authorized a stock issuance totaling 1,000,000 shares to an officer of the Company for cash consideration of $1,000 or $0.001 per share.

On March 4, 1999, the Company received $45,000 cash consideration for the issuance of 45,000 shares of its one mill ($0.001) par value common stock at a price of $1.00 per share.

In July and August 2000, the Company received $41,150 cash consideration for the issuance of 329,200 shares of its one mill ($0.001) par value common stock at a price of $0.125 per share.

                       BEAR LAKE RECREATION, INC. COMPANY
                              (A Development Stage)
                          Notes to Financial Statements

NOTE 6 - INCOME TAXES

The components of the net deferred tax asset are as follows:

                                                        December 31,         June 30,
                                                        2001           2001          2000
                                                          (Unaudited)
    Amortization........................................$      (107)   $     (107)   $        -
    Net Operating Loss Carry Forward....................     22,218        20,690          8,565
    Valuation allowance.................................    (22,111)      (20,583)        (8,565)

    Net Deferred Tax Asset..............................$        -     $       -     $        -
                                                        ===========    ==========    ===========

During the six months ended December 31, 2001 (unaudited) and the years ended June 30, 2001 and 2000, the valuation allowance increased $1,528, $12,019 and $2,547, respectively.

As of June 30, 2001 the Company had net operating loss carry forwards for federal income tax reporting purposes of $55,470 that will expire between 2019 and 2021.

The following is a reconciliation of the income tax at the federal statutory tax rate with the provision of income taxes:

                                                        Six Months
                                                        Ended
                                                        December 31,        Year Ended June 30,
                                                        2001                2001          2000
                                                          (Uanudited)
    Income tax benefit at statutory rate (34%)..........$    (1,393)   $  (10,983)   $    (2,322)
    Non-deductible expense..............................         -             30             -
    State tax, net of federal benefit...................       (135)       (1,066)          (225)
    Change in valuation allowance.......................      1,528        12,019          2,547
                                                              -----        ------          -----

    Provision for Income Taxes..........................$       -      $       -     $        -
                                                        ============    ===========    ==========

                                    PART III

Item 1.  Index to Exhibits.

         The following exhibits are filed as a part of this Registration
Statement:

Exhibit
Number      Description*


3.(I)     Initial Articles of Incorporation, as accepted on October 22, 1998

3.(II)    Bylaws, as accepted on October 25, 1998

99.H      Licensing Agreement with ALCORP, as executed on June 27, 2000


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BEAR LAKE RECREATION, INC.

Date: March 6, 2002                      By /S/ FRANK J. GILLEN
     --------------                        --------------------------
                                           Frank J. Gillen, Director
                                           and President